UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 3, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date April 3, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s Annual General Meeting on April 3, 2007: Review by President and CEO Jorma Eloranta
(Helsinki, Finland, April 3, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
At Metso Corporation’s Annual General Meeting being held at 2 p.m. today, President and CEO Jorma Eloranta estimates in his review that Metso’s profitable growth will continue also in 2007. The good order intake in the first quarter supports the positive development for full year.
“As we noted in February, in connection with the publication of our Financial Statements, Metso’s net sales in 2007 are estimated to grow by more than 20 percent on 2006, and the operating profit is estimated to clearly improve. We also repeat our estimate regarding the 2007 operating profit margin: It is estimated that the operating profit margin will be slightly below Metso’s 10 percent target. Metso’s order backlog has further strengthened from the year-end, which supports our favorable full-year estimate”
However, Eloranta reminds that in businesses like Metso’s the net sales and operating profit can vary significantly between quarters: “We estimate that this year the first quarter will be the weakest, and the net sales and operating profit for the last three quarters of the year will clearly improve from the first quarter. This is mainly due to the timing and mix of deliveries and normal seasonal variation,” Eloranta says.
To further strenghten profitable growth, Metso targets to exploit the favorable market situation by, for example, strengthening its global presence close to the customers. It will also improve its supply chain management globally. De-bottlenecking investments target improved delivery capability and customer service.
According to Eloranta, continuous improvement of productivity and operational quality are key matters for profitability development. Additionally, Metso is developing its business processes and supporting information systems.
“Growth will also require business renewal. We see great potential in, for example, environmental and service business development,” Eloranta says. Metso will also consider corporate acquisitions that complement its current product and service offering or strengthen its geographical presence.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2)	the competitive situation, especially significant technological solutions developed by competitors
(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4)	the success of pending and future acquisitions and restructuring.